8/10

04036154

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Topaz Resources

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 11 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1885

FISCAL YEAR 11-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/10/04

82-1285

11-30-03
AR/S

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

X Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
PACIFIC TOPAZ RESOURCES LTD.	November 30, 2003	04/04/19

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 1L6	604-669-5886	604-669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	Director	604-669-5819

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Ray Roland"	RAYMOND ROLAND	04/04/19
"James Boyce"	JAMES BOYCE	04/04/19

(Electronic signatures should be entered in "quotations")

PACIFIC TOPAZ RESOURCES LTD.
YEAR END REPORT – FORM 51
for the year ended November 30, 2003

Schedule A. Financial Statements
– See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs

General and administrative expenses
– See consolidated financial statements attached

Acquisition and Deferred Exploration Costs
Nugget Queen Claims

Balance, November 30, 2002	$	180,255
Geological consulting and fees		2,455
Mineral title fees		558
Balance, November 30, 2003	$	183,268

2. Related party transactions:
– See Note 7 to the consolidated financial statements attached

3 Summary of securities issued and options granted during the period:

a) Common shares issued during the period: Nil

b) Summary of options granted: Nil

4. Summary of securities as at the end of the reporting period:

a) Description of authorized share capital including number of shares for each class
– See Note 6 to the consolidated financial statements

b) Number and recorded value for shares issued and outstanding
– See Note 6 to the consolidated financial statements

c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
– See Note 6 to the consolidated financial statements

d) Number of shares in each class of shares subject to escrow or pooling agreements
– See Note 6 to the consolidated financial statements

5. List the names of the directors and officers: Marvin Palmer, President and Director
James Boyce, Director
Neil Palmer, Secretary and Director
Raymond Roland, Director

Schedule C. Management Discussion
– See attached

PACIFIC TOPAZ RESOURCES LTD.
YEAR END REPORT – FORM 51
for the year ended November 30, 2003

Schedule C. Management Discussion

NATURE OF BUSINESS

Pacific Topaz Resources Ltd. (the "Issuer") is a TSX Venture Exchange company with a mineral exploration business. The Issuer is exploring for gold and silver on its Queen Nugget Gold/Silver claims located on Vancouver Island, British Columbia, Canada. All of the Issuer's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Issuer relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Issuer also continues to review business opportunities outside the resource sector in particular the entertainment industry including all facets of the production and distribution of entertainment related products and their Internet applications.

RESULTS OF OPERATIONS

The Issuer incurred a net loss of $223,103 for the year ended November 30, 2003 as compared to a net loss of $376,569 for the comparative period ending November 30, 2002. The increase in expenses in the year ending November 30, 2002 was primarily due to the write down of resource assets of $163,510 occurring in 2002. No resource assets were written down in 2003.

During the year the Issuer sold all of its interest in its wholly-owned subsidiary 603487 B.C. Ltd. for total proceeds of $12,000.

RESOURCE PROPERTY INTERESTS

Queen Nugget Gold/Silver Property, British Columbia, Canada.

The Issuer holds the right to acquire a 100% interest in the Nugget-Queen Gold Silver Property. The Issuer considers the Nugget-Queen property to have excellent exploration targets for economic gold and silver deposits. Exploration of the Nugget-Queen property to date has successfully identified significant potential.

Exploration programs conducted by both the Issuer and previous operator have resulted in over approximately $355,000, including drilling from 1995 to date. The Nugget-Queen are in a favourable geological environment for quartz vein hosted gold deposits.

The Nugget-Queen Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units. The property represents an exploration target for a polymetallic vein, shear, breccia, stockwork, carbonate replacement, porphyry and volcanogenic massive sulphide related mineral occurrences or deposits. The property hosts polymetallic mineralization containing significant precious metal values, which are associated with quartz and/or quartz-carbonate veining or silicification that is localized by a shear and fracture zones having an east-west to west-northwest structural orientation.

The Issuer may acquire a 100% interest, subject to a 2.5% net smelter return royalty, in the Queen Nugget Gold/Silver Claims pursuant to a property purchase agreement. The Issuer continues to explore this property for gold and silver.

The purchase agreement terms have been amended to allow the Issuer to earn a 100% interest in the claims by issuing 100,000 shares in its capital stock, paying $207,500 ($175,000 outstanding) payable by November 1, 2004, and incurring exploration expenditures of 200,000 by May 2005. The Issuer intends to conduct further exploration in the summer

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of the Issuer during the period.

LIQUIDITY AND CONTINUING OPERATIONS

The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Issuer's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

Subsequent to November 30, 2003 the Issuer filed a notice of its intention to complete a private placement for the issuance of 19,047,619 units at $0.0525 per unit for gross proceeds of $1,000,000. Each unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional share at $0.10 per share for a period of two years. A finders fee of $50,000 has been agreed to be paid. 5,714,286 units will be issued on the flow-through basis. The placement is subject to regulatory approval.

Coincident with the completion of the private placement, the Issuer will file application with the Exchange for reinstatement of the company as a Tier 2 Issuer.

OUTLOOK

The Issuer plans to increase exploration activity at the Queen Nugget Gold/Silver Property with the proceeds of its financing and review other exploration properties.

PACIFIC TOPAZ RESOURCES LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2003

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Pacific Topaz Resources Ltd.

We have audited the consolidated balance sheets of Pacific Topaz Resources Ltd. as at November 30, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada
April 12, 2004

"Amisano Hanson"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
November 30, 2003 and 2002

ASSETS	2003	2002
Current		
Cash	$ 1,259	$ 718
Amounts receivable	12,000	-
GST receivable	2,898	12,592
Prepaid expenses	2,358	171
	18,515	13,481
Capital assets – Note 3	255	14,594
Resource properties – Notes 4 and 9	183,268	180,255
	$ 202,038	$ 208,330
LIABILITIES		
Current		
Accounts payable – Note 4	$ 690,353	$ 426,369
Due to related parties – Note 7	141,679	17,000
Notes payable – Notes 5 and 7	63,068	59,920
	895,100	503,289
Long-term debt – Note 4	-	175,000
	895,100	678,289
SHAREHOLDERS' DEFICIENCY		
Share capital – Notes 6 and 9	3,357,311	3,357,311
Deficit	(4,050,373)	(3,827,270)
	(693,062)	(469,959)
	$ 202,038	$ 208,330

Nature and Continuance of Operations – Note 1
Commitments – Notes 4, 6 and 9
Subsequent Events – Note 9

APPROVED BY THE DIRECTORS:

"Raymond Roland", Director   *"James Boyce"*, Director

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the years ended November 30, 2003 and 2002

	2003	2002
General and Administrative Expenses		
Amortization	$ 3,311	$ 6,255
Automobile	4,509	3,293
Bank charges and interest	78,962	36,544
Filing fees	2,615	3,233
Management fees	30,000	30,000
Office and miscellaneous	11,085	4,916
Professional fees	48,901	88,427
Rent	36,000	36,000
Transfer agent fees	2,677	2,398
Travel and promotion	6,561	1,993
Loss before other items	(224,621)	(213,059)
Other items:		
Interest income	213	-
Write-down of resource properties – Note 4	-	(163,510)
Gain on sale of capital assets	1,305	-
Net loss for the year	(223,103)	(376,569)
Deficit, beginning of the year	(3,827,270)	(3,450,701)
Deficit, end of the year	$ (4,050,373)	$ (3,827,270)
Basic and diluted loss per share	$ (0.03)	$ (0.05)

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended November 30, 2003 and 2002

	2003	2002
Operating Activities		
Net loss for the year	$ (223,103)	$ (376,569)
Add (deduct) items not affecting cash:		
Amortization	3,311	6,255
Write-down of resource properties	-	163,510
Gain on sale of assets	(1,305)	-
	(221,097)	(206,804)
Changes in non-cash working capital items related to operations:		
Amounts receivable	(12,000)	-
GST receivable	9,694	3,108
Prepaid expenses	(2,700)	(46)
Accounts payable	89,830	-
Due to related parties	124,679	3,743
Notes payable	3,148	178,454
	(8,446)	(21,545)
Investing Activities		
Increase in resource property	(3,013)	(5,255)
Proceeds from disposal of capital assets	12,000	-
	8,987	(5,255)
Financing Activity		
Notes payable	-	16,735
Increase (decrease) in cash during the year	541	(10,065)
Cash, beginning of the year	718	10,783
Cash, end of the year	$ 1,259	$ 718
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and 2002

Note 1 **Nature and Continuance of Operations**

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2003 the company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. During the year, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange.

The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at November 30, 2003, the Company had a working capital deficiency of $876,585 and accumulated losses of $4,050,373 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 **Summary of Significant Accounting Policies**

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Note 2 **Summary of Significant Accounting Policies** – (cont'd)

(a) **Principles of Consolidation**

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

On September 1, 2003, the Company sold all of its interest in a wholly-owned subsidiary for total proceeds of $12,000.

(b) **Capital Assets**

Capital assets are recorded at cost. The Company provides for amortization over their estimated lives using the declining balance method at the annual rate of 30%.

(c) **Resource Properties**

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(d) **Loss Per Share**

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(e) Stock-based Compensation Plan

The Company has a share purchase option plan, which is described in Note 6. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on the exercise of share purchase options or purchase of shares is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after December 1, 2002.

(f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable, due to related parties and notes payable approximate fair value because of the short-term maturity of those instruments. The carrying value of long-term debt also approximates its fair value. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Capital Assets

	November 30, 2003			2002
	Cost	Accumulated Amortization	Net	Net
Automobile	$ -	$ -	$ -	$ 14,230
Computer equipment	1,247	992	255	364
	$ 1,247	$ 992	$ 255	$ 14,594

Note 4 Resource Properties – Note 9

	November 30, 2003	November 30, 2002
Nugget Queen claim group		
Acquisition Costs	$ 175,000	$ 175,000
Deferred Exploration Costs	8,268	5,255
	$ 183,268	$ 180,255

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

i) Common Shares

Issuance of 100,000 common shares of the Company for a value of $29,000.

ii) Cash

Payment of $207,500 to the vendor as follows:

i) $57,500 (paid); and

ii) $175,000 by May 1, 2004 (included in accounts payable at November 30, 2003 and disclosed as long-term debt at November 30, 2002).

iii) Work Commitment

Incurring $200,000 in exploration expenditures by May 1, 2005:

Acquisition costs were written down by $163,510 in the year ended November 30, 2002 to an amount equal to the remaining cash consideration payable.

Note 5 Notes Payable

	2003	2002
Note payable, unsecured, bearing interest at prime plus 2% compounded quarterly and payable on demand.	$ 49,068	$ 45,920
Notes payable, unsecured, bearing interest at 10% per annum and payable on demand.	14,000	14,000
	$ 63,068	$ 59,920

Note 6 Share Capital – Note 9

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number	$
Balance, November 30, 2003, 2002 and 2001	7,481,413	3,357,311

(c) Commitments

Stock-based Compensation Plan

From time to time, the Company grants employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the stock option plan is presented below:

	Year ended November 30, 2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	-	-	542,159	$0.43
Expired	-	-	(542,159)	$0.43
Outstanding at end of year	-	-	-	-

Note 6 Share Capital – (cont'd)

(d) Escrow

At November 30, 2003, 87,499 (2002: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

Note 7 Related Party Transactions

Due to related parties of $141,679 (2002: $17,000) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

Notes payable includes $5,000 (2002: $5,000) owing to a company with a common director.

Note 8 Future Income Taxes

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2003	2002
Future income tax assets		
Net tax losses carried forward	$ 514,992	$ 512,028
Exploration and development expenses	581,990	611,416
	1,096,982	1,123,444
Valuation allowance for future income tax assets	(1,096,982)	(1,123,444)
	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is not more-likely-than-not that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

Note 8 Future Income Taxes – (cont'd)

At November 30, 2003, the Company has accumulated capital losses of $49,733, Canadian exploration and development expenses of $1,531,552 and non-capital losses totalling $1,355,242, which are available to offset future year's taxable income. The non-capital losses expire as follows:

2004	$	167,316
2005		210,743
2006		207,986
2007		218,426
2008		136,064
2009		197,202
2010		217,505
	$	1,355,242

Note 9 Subsequent Events

Subsequent to November 30, 2003:

a) The Company was granted an extension on the $175,000 cash payment due on May 1, 2004 (Note 4) to extend the due date to November 1, 2004.

b) The Company filed a notice of its intention to complete a private placement for the issuance of 19,047,619 units at $0.0525 per unit for gross proceeds of $1,000,000. Each unit will consist of one common share of which 5,714,286 will be flow-through shares and one share purchase warrant. Each warrant will entitle the holder to purchase an additional share at $0.10 per share for a period of two years. A finders fee of $50,000 has agreed to be paid. The placement is subject to regulatory approval.

82-1285

PACIFIC TOPAZ RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders of **PACIFIC TOPAZ RESOURCES LTD.** (hereinafter called the "Company") will be held at the offices of Beruschi & Company, #501, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 on May 31, 2004 at the hour of 10:00 o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended November 30, 2003 and the report of the auditor thereon;

2. To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

3. To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

4. To determine the number of Directors at four;

5. To elect Directors for the ensuing year;

6. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

7. (a) To consider and, if thought fit, to pass a Special Resolution that:

   (i) the Company consolidate all of its common shares without par value from 100,000,000 common shares without par value, into 50,000,000 common shares without par value, every two (2) of such common shares before consolidation being consolidated into one (1) common share without par value; and

   (ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 common shares without par value; and

   (iii) such of the constating documents of the Company as may be required pursuant to the Business Corporations Act (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions.

   (b) To consider and, if thought fit, to pass a Special Resolution that:

   (i) the Company consolidate all of its common shares without par value from 100,000,000 common shares without par value, into 33,333,333 common shares without par value, every three (3) of such common shares before consolidation being consolidated into one (1) common share without par value; and

(ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 common shares without par value; and

(iii) such of the constating documents of the Company as may be required pursuant to the Business Corporations Act (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions.

(c) To consider and, if thought fit, to authorize the Directors to implement such of the two consolidations approved by the Shareholders pursuant the foregoing items (a) and (b) as they in their sole discretion see fit.

8. To consider and, if thought fit, to pass a Special Resolution that:

(a) the name of the Company be changed from Pacific Topaz Resources Ltd. to International Pacific Topaz Resources Ltd. or such other name as the Board of Directors may approve; and

(b) such of the constating documents of the Company as may be required pursuant to the Business Corporations Act (British Columbia) be altered accordingly wherever the name of the Company appears therein;

9. To consider and, if thought fit, approve the possible creation of a control block or change of control resulting from the issuance of additional common shares in connection with future financings by way of private placement, common shares for debt issuances or other issuances relating to the Company's reorganization; and

10. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the Company's registered office at #501, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 3rd day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Marvin G. Palmer"
DR. MARVIN G. PALMER
President

PACIFIC TOPAZ RESOURCES LTD.

#501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 22, 2004 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 31, 2004.

This Information Circular is furnished in connection with the solicitation of proxies by management of Pacific Topaz Resources Ltd. (the "Company") for use at the Annual and Special General Meeting of Shareholders to be held on May 31, 2004 and at any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Advance Notice of Meeting was published on October 3, 2003 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE COMPANY'S REGISTERED OFFICE AT #501, 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Shareholder who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. April 22, 2004 has been fixed in advance by the Directors as the record date for the purposes of determining those Shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date, 7,481,413 shares without par value were issued and outstanding, each such share carrying the right to one vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
Dr. Marvin G. Palmer	1,354,761	18.11%
Raymond Roland	1,018,334	13.61%

ELECTION OF DIRECTORS

Previously at an Annual General Meeting of Shareholders, the number for which positions exist on the Company's Board had been fixed at five. Management is proposing to decrease the size of the Board to four directors. If this resolution is passed, four directors will be elected at the Annual and Special General Meeting.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act (British Columbia)* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
James Boyce North Vancouver, B.C. Director	Owner and Operator, Computer Technology Business	May 31, 1996 to date	711,110
Neil Palmer Kennewick, Washington Secretary and Director	Optical Outlet Owner	November 20, 1990 to date	Nil
Irvin Ridd West Vancouver, B.C. Nominee	Real Estate Broker with Premier Canadian Properties	Nominee	Nil
Raymond Roland Vancouver, B.C. Director	President of Roland Financial Services Ltd., Buck Lake Ventures Ltd. and International Alliance Resources Inc.; Director and CFO of Ballad Gold & Silver Ltd.	August 31, 1999 to date	1,018,334

*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada, except Neil Palmer, who is ordinarily resident in the United States of America.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Dr. Marvin G. Palmer, James Boyce and Raymond Roland are the three current Directors elected by the Board of Directors of the Company to the Audit Committee. The Board of Directors has not appointed an Executive Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Dr. Marvin G. Palmer became the President and Chief Executive Officer of the Company on April 5, 1990. The following table discloses annual salary and bonus compensation and long-term compensation received by Dr. Palmer (the "Named Executive Officer") during the financial years ending November 30, 2001, 2002 and 2003, being the three most recently completed financial years of the Company. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Dr. Marvin G. Palmer President and C.E.O.	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officer during the most recently completed financial year.

During the financial year ended November 30, 2003, no options or SARs were exercised by the Named Executive Officer and at November 30, 2003 no options or SARs were outstanding to the Named Executive Officer.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended November 30, 2003 or the current financial year in view of compensating him in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Compensation of Directors

During the most recently completed financial year, the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No Options to purchase shares of the Company were granted to non-executive Directors during the most recently completed financial year.

During the financial year ended November 30, 2003, no options were exercised by the non-executive Directors and at November 30, 2003 no options were outstanding to the non-executive Directors.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Selkirk Angler's Guide Service Ltd., whereby Selkirk Angler's Guide Service Ltd. is engaged to perform management services at a fee of $2,500 per month. Selkirk Angler's Guide Service Ltd. is at arm's length to the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company has been indebted to the Company or its subsidiary during the financial year ended November 30, 2003, other than in the ordinary course of business.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Shareholders at a remuneration to be fixed by the Board of Directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the

Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Related Party Transactions

During the financial year ended November 30, 2003, the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. During the financial year ended November 30, 2003 $5,000 was advanced by Xyquest Entertainment Corp., a British Columbia non-reporting company, which has a common Director with the Company, Raymond Roland.
2. During the financial year ended November 30, 2003 $4,000 was advanced by Asuna Resources Ltd., a British Columbia non-reporting company wholly-owned by James Boyce, a Director of the Company.
3. During the financial year ended November 30, 2003 $3,348.77 was advanced by John Rizzuti, a former Director of the Company.
4. During the financial year ended November 30, 2003 $117,615.68 in rent was assigned to Xyquest Entertainment Corp., a British Columbia non-reporting company, which has a common Director with the Company, Raymond Roland;
5. During the financial year ended November 30, 2003 $5,505.83 was advanced by Neil Palmer, a Director of the Company.
6. During the financial year ended November 30, 2003 $3,576.32 was advanced by Auterra Ventures Inc., a British Columbia reporting company, which has a common Director with the Company, Raymond Roland.
7. During the financial year ended November 30, 2003 $7,632.75 was advanced by Toro Ventures Inc., a British Columbia non-reporting company wholly-owned by Raymond Roland, a Director of the Company;

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the Shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing Directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its Shareholders through ownership of shares in the Company. Accordingly, at the Meeting the Shareholders will be asked to consider, and the Directors, believing it to be in the best interests of the Company, recommend that the shareholders re-approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three Directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the Shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested Shareholders.

The directors of the Company believe the Plan is in the Company's best interests and recommend that the Shareholders approve the Plan.

Share Consolidation and Increase in Authorized Capital

Shareholder approval is being requested to Special Resolutions which would approve a consolidation and re-organization of the Company's common shares to give the Company greater flexibility in future financings. Management is proposing the consolidation on two different bases, a two for one basis or a three for one basis, and also proposing that the directors of the Company be given full discretion to select and implement the consolidation ratio. This discretion will provide the directors with the flexibility to implement a consolidation on the ratio that they believe will be most effective for the Company with respect to securing future financing without incurring the expense of calling a further special meeting of Shareholders. As at the date of this Information Circular, a future financing has not been negotiated by the Company and therefore, a price for such future financing has not been determined. There can be no guarantee that upon completing a consolidation of its common share capital, the Company will be able to secure a future financing and the Company may have to incur the cost of a special meeting of Shareholders to obtain approval for further alteration to its common share capital structure.

Management is seeking approval of two consolidation ratios to be employed as alternatives and not in combination. The Directors will not be bound to necessarily implement either of these consolidation ratios, if approved. If the general discretion is approved, the Board of Directors would be able to implement such of the following alternatives that are approved by the Shareholders as the board in their discretion chooses.

Accordingly, Management is requesting approval to the consolidation of all of the Company's common shares without par value from 100,000,000 common shares without par value, into 50,000,000 common shares without par value, every two (2) of such common shares before consolidation being consolidated into one (1) common share without par value. Alternatively, Management is requesting approval to the consolidation of all the Company's common shares without par value from 100,000,000 common shares without par value into, 33,333,333 common shares without par value, every three (3) of such common shares before consolidation being consolidated into one (1) common share without par value.

Further, the Shareholders are also being asked to approve the increase of the number of shares which the Company is authorized to issue post consolidation to 100,000,000 common shares without par value.

Change in Corporate Name

Shareholder approval is requested to a Special Resolution which would approve a change in the name of the Company from Pacific Topaz Resources Ltd. to International Pacific Topaz Resources Ltd. or such other name as the Board of Directors may approve in order to avoid investor confusion resulting from the capital re-organization.

Creation of Control Block or Change of Control

Shareholder approval is being requested to the possible creation of a control block or change of control resulting from the issuance of additional common shares in connection with future financings by way of private placement, shares for debt issuances or other issuances relating to the Company's reorganization. Any such issuance or issuances would be subject to approval of the Company's Board of Directors and subject to acceptance for filing by the TSX Venture Exchange. As a result of such an issuance or issuances, one person, or a group of people who intend to vote their common shares as a group, may own in excess of 20% of the then issued and outstanding common shares of the Company. To the knowledge of the Company, no person currently holds a control position of the Company.

The Company is seeking Shareholder approval now in order to avoid the cost of calling a further general meeting of Shareholders specifically to approve such a common share issuance or issuances.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, as of the 4th day of May, 2004.

PACIFIC TOPAZ RESOURCES LTD.

"Marvin G. Palmer"
DR. MARVIN G. PALMER
Chief Executive Officer and Chief Financial Officer